Banco Itaú Holding Financeira S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE BOARD OF DIRECTORS
OF SEPTEMBER 4, 2008

On the fourth day of September two thousand eight, at 11:00 a.m., in the headquarters, the Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A., held a meeting, a quorum being present and with the Vice President Dr. José Carlos Moraes Abreu taking the chair.

Prior to commencing the meeting, Dr. José Carlos Moraes Abreu deeply regretted Dr. Olavo Egydio Setubal’s decease, Chairman of the Board of Directors of Banco Itaú Holding Financeira S.A., and mentioned:

•
Successful entrepreneur, businessman and public personality, Dr. Olavo Setubal left as a legacy the holding Itaúsa, which encompasses industrial activities (Duratex, Itautec and Elekeiroz) and Banco Itaú Holding Financeira (Itaú and Itaú BBA), in addition to immensely contributing to the national culture;

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In the business field, in the fifties he joined Banco Federal de Credito and, jointly with Dr. Eudoro Villela, managed to restructure the institution and prepared it to serve as support for the constitution of Banco Itaú Holding Financeira, which turned to be one of the most important financial conglomerates in Latin America;

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In his public life, Dr. Olavo Setubal participated as a member of the National Monetary Council in 1974, as Mayor of the City of São Paulo from 1975 to 1979 and as Head of the Brazilian Department of State from 1985 to 1986.

After several statements of regret, the Members of the Board unanimously resolved:

a)
To appoint the present Member CARLOS DA CAMARA PESTANA as Chairman of the Board of Directors and of the Appointment and Remuneration Committee in order to complete the current annual term of office, taking into consideration that the Vice Presidents José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal declined the prerogative provided for in item 5.2 of the bylaws.

b)	To appoint the present Member GUSTAVO JORGE LABOISSIERE LOYOLA as Chairman of the Audit Committee in order to substitute Dr. Carlos da Camara Pestana and complete the current annual term of office.

Furthermore, with the Vice President José Carlos Moraes Abreu abstention from voting, the Board of Directors unanimously resolved to assign him the title of HONORARY CHAIRMAN OF THE BOARD OF DIRECTORS, taking into consideration the significant services he rendered in the five last decades in highly distinguished and meaningful positions both in the Board of Directors and in the Executive Board, always in close cooperation with the Chairman Olavo Setubal.

There being no further issue and as no one present desired to make any further statement, the Chairman caused these minutes of the meeting to be drafted which, being read and approved, were signed by all Members present and the meeting then closed. São Paulo-SP, September 4, 2008. (Signed) José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho, and Roberto Egydio Setubal – Vice Presidents; Alfredo Egydio Setubal, Carlos da Camara Pestana, Fernão Carlos Botelho Bracher, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Ricardo Villela Marino, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni – Members.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer